Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2006
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$97,613	$107,495	$88,169	$108,601	$156,379	$133,797
Fixed charges	15,755	33,344	39,779	41,657	56,656	45,478
Amortization of interest capitalized	465	471	462	463	465	356
Distributed income of equity investees	—	—	—	—	3,300	3,075
Interest capitalized	(764)	(231)	(102)	(426)	(817)	(1,346)

Total earnings	$113,069	$141,079	$128,308	$150,295	$215,983	$181,360

FIXED CHARGES:
Interest expense	$15,370	$23,138	$36,699	$38,319	$53,371	$43,116
Debt expense amortization	253	9,950	2,830	3,056	2,871	2,034
Rent expense representative of interest factor	132	256	250	282	414	328

Total fixed charges	$15,755	$33,344	$39,779	$41,657	$56,656	45,478

Ratio of earnings to fixed charges	7.2	4.2	3.2	3.6	3.8	4.0

*	Excludes income from equity investments and minority interest expense.